

May 20, 2014

Via E-mail
Karl Pichler
Chief Financial Officer and Treasurer
Rackspace Hosting, Inc.
1 Financial Place
City of Windcrest
San Antonio, Texas 78218

  Re: **Rackspace Hosting, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 3, 2014
    Form 10-Q for the Quarterly Period Ended March 31, 2014
    Filed May 12, 2014
    File No. 001-34143

Dear Mr. Pichler:

  We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7 - Management Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 37

1. We note from your disclosure on page 40 that increase in revenue during fiscal year 2013 was partially attributable to the increasing number of new customers. We also note that you disclosed the number of customers at period end in your Form 10-K for the year ended December 31, 2012 as one of the metrics tracked by the company to monitor and

manage growth. Please tell us the reason this metric was eliminated in 2013 and your consideration for disclosing the number of customers as one of your key metrics in 2013. We refer to you Section III.B of SEC Release No. 33-8350.

Item 8 - Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Basis of Presentation, page 64

2.   We note you reclassified certain costs that were previously included in general and administrative expenses to cost of revenue based on personnel or activities that were directly related to supporting your customers. Please describe in detail the nature of the activities performed by these personnel and describe any other costs that were reclassified to cost of sales that supports the classification of these expenses as cost of revenue. As part of your response, please tell us how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon.

Note 12. Share-Based Compensation

Restricted Stock, page 80

3.   We note you granted certain restricted stock units that appear to have a market condition associated with vesting and that compensation expense is being recognized ratably over the vesting period or service period. Please tell us whether these awards have graded vesting features and your consideration for the guidance in ASC 718-10-35-8 and 718-20-55-26 in accounting for these awards.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 4 – Controls and Procedures

Evaluation of disclosure controls and procedures, page 26

4.   We note your disclosure controls and procedures discussion does not include the principal executive and principal financial officer's evaluation or conclusion of disclosure controls and procedures as of March 31, 2014. Please amend your filing to include your principal executive and principal financial officer's evaluation and conclusion as to whether your disclosure controls and procedures were effective or ineffective as of March 31, 2014. Additionally, please tell us how you considered whether management's failure

to provide its evaluation and conclusion on disclosure controls and procedures impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2014.

Changes in internal control over financial reporting, page 26

5.   We note your disclosure that there were no changes to your internal control over financial reporting during your most recent fiscal quarter reporting period; however, your disclosure in the evaluation of disclosure controls and procedures includes remedial measures performed in the first quarter of 2014. Please explain this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief